MDM
METALLURGICAL DESIGN
AND MANAGEMENT (PTY) LTD.
Reg.No. 89/06760/07

10 January 2003

Ms Deborah McCombe
Chief Mining Consultant
Ontario Securities Commission
20 Queen Street West, Suite 1900 Toronto, ON M5H 3S8

Reference: Written Consent of Qualified Person – Feasibility Study Aguablanca Project

Dear Ms. McCombe:

I, Dave Dodd, acting as a Qualified Person as defined by National Instrument 43-101 for the Technical Report entitled Summary - Feasibility Study Aguablanca Project dated July 2002, hereby consent to the filing of the technical report and to written disclosure of the technical report.

Sincerely,

Dave Dodd
Technical Director
Metallurgical Design and Management (PTY) Ltd), Johannesburg, South Africa

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